================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                   SCHEDULE TO
                                  (Rule 13e-4)

                             ----------------------

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                       (Amendment No. 2 - Final Amendment)

                             ----------------------

                          ELECTRONICS FOR IMAGING, INC.
                       (Name of Subject Company (Issuer))

                             ----------------------

                          ELECTRONICS FOR IMAGING, INC.
                        (Name of Filing Person (Offeror))

                             ----------------------

      Certain options to purchase Common Stock, par value $0.01 per share, granted under the Electronics for Imaging, Inc. 1990 Stock Plan and/or
      the Electronics for Imaging, Inc. 1999 Equity Incentive Plan Between
                        December 1, 1999 and May 31, 2000
                         (Title of Class of Securities)

                             ----------------------

                                    286082102
                      (CUSIP Number of Class of Securities)
                            (Underlying Common Stock)

                             ----------------------

                               James L. Etheridge
                                 General Counsel
                          Electronics For Imaging, Inc.
                                303 Velocity Way
                          Foster City, California 94404
                                 (650) 357-3000
       (Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

                                    Copy to:
                              Richard S. Chernicoff
                         Brobeck, Phleger & Harrison LLP
                              550 South Hope Street
                          Los Angeles, California 90071
                                 (213) 489-4060




[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
     Check the appropriate boxes below to designate any transactions to which the statement relates:
[_]  third party tender offer subject to Rule 14d-1.
[X]  issuer tender offer subject to Rule 13e-4.
[_]  going-private transaction subject to Rule 13e-3.
[_]  amendment to Schedule 13D under Rule 13d-2.
     Check the following box if the filing is a final amendment reporting the results of the tender offer. [X]

         The filing of this Schedule TO shall not be construed as an admission by Electronics For Imaging that the Offer constitutes an issuer tender offer for purposes of the Securities Exchange Act of 1934 and the rules promulgated thereunder.

                             Introductory Statement

         This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO (the "Schedule TO") filed with the Securities and Exchange Commission on September 17, 2001, relating to our offer to exchange certain options to purchase shares of our common stock for new options to purchase shares of our common stock upon the terms and subject to the conditions described in the Offer to Exchange dated September 17, 2001, and the related Letter of Transmittal.

Item 4.           Terms of the Transaction.

         Item 4 of the Schedule TO is hereby amended and supplemented as follows:

         The Offer expired at 9:01 p.m. Pacific Time, Friday, October 12, 2001. The Company accepted for exchange and cancellation Options and Required Options to purchase an aggregate of 2,515,551 shares of Common Stock representing 97.1% of the options subject to the Offer. The Company expects to issue New Options to purchase approximately 1,677,034 shares of Common Stock in exchange for the Options and Required Options accepted for exchange and cancellation as described in the Offer to Exchange.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 to Schedule TO is true, complete and correct.

                                       ELECTRONICS FOR IMAGING, INC.


                                       /s/ Guy Gecht
                                       ----------------------------------------
                                       Guy Gecht
                                       Chief Executive Officer

Date:  November 8, 2001